SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                        Computer Task Group, Incorporated
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share

                                   205477 10 2
                                 (CUSIP Number)

                             Peter P. Radetich, Esq.
                        Computer Task Group, Incorporated
                               800 Delaware Avenue
                             Buffalo, New York 14209
                                Tel. 716-882-8000
                                Fax. 716-887-7370
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                  May 10, 1999
             (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d- 1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 205477102


1.       Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person:

         Computer Task Group, Incorporated Stock Employee Compensation Trust Thomas R. Beecher, Trustee
         I.R.S. Id No. 16-1453664

2.       Check the Appropriate Box if a Member of a Group  (a)  [  ]   (b)  [  ]

3.       SEC Use Only:

4.       Source of Funds:   SC

5. Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ].

6.       Citizenship or Place of Organization:   New York

7.       Sole Voting Power:  4,355,902

8.       Shared Voting Power: -0-

9.       Sole Dispositive Power:  -0-

10.      Shared Dispositive Power:  4,355,902

11.      Aggregate Amount Beneficially Owned by Each Reporting Person: 4,355,902

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares [  ]

13.      Percent of Class Represented by Amount in Row (11):  20.86%

14.      Type of Reporting Person:  EP, 00

                                  SCHEDULE 13D


Item 1.   Security and Issuer.

         Item 1 is hereby amended and restated as follows:

         This  amendment  no. 4  ("Amendment  No. 4") amends  the  statement  on
Schedule 13D (the "Statement") filed on May 12, 1994 with the Securities and Exchange Commission (the "SEC"), as amended by Amendment No. 1 filed with the SEC on December 14, 1994 ("Amendment No. 1"), Amendment No. 2 filed with the SEC on August 26, 1997 ("Amendment No. 2") and Amendment No. 3 filed with the SEC on May 21, 1998 by the person named in Item 2 of the Statement relating to the Common Stock, $.01 par value (the "Common Stock") of Computer Task Group, Incorporated, a New York corporation (the "Issuer" or "CTG"). The principal executive offices of the Issuer are located at 800 Delaware Avenue, Buffalo, New York 14209.


Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended and restated as follows:

         Effective May 3, 1994, (a) the Issuer and the Trustee, as trustee of the Trust, entered into a trust agreement creating the Trust (the "Trust Agreement"); (b) the Trust borrowed $13,400,000 from the Issuer pursuant to the terms of a Promissory Note (the "Original Note"); (c) the Trust purchased an aggregate of 1,570,200 shares of the Issuer's Common Stock (the "Original Shares") for $13,346,700 ($8.50 per Original Share) in privately negotiated transactions from two unrelated third parties; and (d) the Trust pledged the Original Shares to the Issuer as collateral for the Original Note. The Original Note bears interest at a rate equal to the "prime" rate of interest charged from time to time by Manufacturers and Traders Trust Company and is payable in quarterly installments through April 1, 2004.

         Effective December 7, 1994, (a) the Trust borrowed $1,481,200 from the Issuer pursuant to the terms of a promissory note (the "Second Note"); (b) the Trust purchased an aggregate of 200,000 shares of the Issuer's Common Stock (the "Second Shares") for $1,481,200 ($7.406 per Second Share) from International Business Machines Corporation in a privately negotiated transaction; and (c) the Trust pledged the Second Shares to the Issuer as collateral for the Second Note. The Second Note bears interest at a rate equal to the "prime" rate of interest charged from time to time by Manufacturers and Traders Trust Company and is payable in quarterly installments through October 1, 2004.

         Effective March 21, 1997, (a) the Trust borrowed $7,113,521.00 from the Issuer pursuant to the terms of a promissory note (the "Third Note"); (b) the Trust used the borrowed funds to acquire shares of the Issuer in the transactions described in Amendment No. 3 (the "Third Shares"); and (c) the Trust pledged the Third Shares to the Issuer as collateral for the Third Note. The Third Note bears interest at a rate equal to the "prime" rate of interest charged from time to time by Manufacturers and Traders Trust Company and is payable in quarterly installments through July 1, 2007.

         Effective October 29, 1997, (a) the Trust entered into a promissory note with the Issuer permitting it to borrow up to $65,000,000 (the "Fourth Note"); (b) the Trust used funds borrowed under the Fourth Note to acquire shares of the Issuer in the transactions described below (the "Fourth Shares"); and (c) the Trust pledged the Fourth Shares to the Issuer as collateral for the Fourth Note. The Fourth Note is a Demand Grid Note that bears interest at a rate equal to the "prime" rate of interest charged from time to time by Manufacturers and Traders Trust Company and is payable on demand.

         The Trust engaged in the following transactions subsequent to the filing of Amendment No. 3:

05/01/98       Transfer to Stock Option Plan                          8,750
05/06/98       Transfer to CTG 401(K) Plan                            1,088
05/20/98       Transfer to CTG 401(K) Plan                            1,207
05/21/98       Open Market Purchase                                  10,000
05/22/98       Open Market Purchase                                  15,000
05/26/98       Open Market Purchase                                  25,000
06/02/98       Transfer to Stock Option Plan                         10,150
06/03/98       Transfer to CTG 401(K) Plan                            1,234
06/08/98       Transfer to CTG Employees Stock Purchase Plan            349
06/17/98       Transfer to CTG 401(K) Plan                            1,233
06/19/98       Transfer to CTG 401(K) Plan                               55
06/26/98       Transfer to CTG Employee Stock Purchase Plan          11,782
06/26/98       Transfer to CTG 401(K) Plan                            1,194
07/10/98       Transfer to Stock Option Plan                          3,500
07/15/98       Transfer to CTG 401(K) Plan                              983
07/17/98       Transfer to Stock Option Plan                         64,550
07/29/98       Transfer to CTG 401(K) Plan                            1,414
08/13/98       Transfer to CTG 401(K) Plan                            1,327
08/26/98       Transfer to CTG 401(K) Plan                            1,392
08/26/98       Open Market Purchase                                  17,000
08/27/98       Open Market Purchase                                  13,000
09/08/98       Transfer to CTG 401(K) Plan                            1,437
09/14/98       Transfer to Stock Option Plan                          2,524
09/23/98       Transfer to CTG 401(K) Plan                            1,477
09/23/98       Transfer to Stock Option Plan                         13,500
09/25/98       Transfer to Stock Option Plan                         23,000
09/25/98       Transfer to CTG Employee Stock Purchase Plan          10,772
10/05/98       Transfer to CTG 401(K) Plan                            1,435
10/19/98       Transfer to CTG 401(K) Plan                            1,865
10/30/98       Transfer to Stock Option Plan                          6,000
11/02/98       Transfer to CTG 401(K) Plan                            1,270
11/13/98       Transfer to Stock Option Plan                          1,000
11/16/98       Transfer to CTG 401(K) Plan                            1,241
12/01/98       Transfer to CTG 401(K) Plan                            1,389
12/08/98       Transfer to Stock Option Plan                          1,000
12/14/98       Transfer to CTG 401(K) Plan                            1,470
12/28/98       Transfer to CTG 401(K) Plan                            1,400
12/31/98       Transfer to CTG Employee Stock Purchase Plan          13,049
01/12/99       Transfer to CTG 401(K) Plan                            1,523
01/15/99       Transfer to Stock Option Plan                          2,250
01/21/99       Transfer to Stock Option Plan                          7,000
01/25/99       Transfer to CTG 401(K) Plan                            1,757
01/28/99       Transfer to Stock Option Plan                         55,250
02/08/99       Transfer to CTG 401(K) Plan                            1,893
02/10/99       Transfer to Stock Option Plan                          3,000
02/12/99       Transfer to Stock Option Plan                         10,000
02/22/99       Transfer to CTG 401(K) Plan                            2,788
03/08/99       Transfer to CTG 401(K) Plan                            2,219
03/15/99       Open Market Purchase                                  10,000
03/15/99       Transfer to Stock Option Plan                            375
03/16/99       Open Market Purchase                                  40,000
03/23/99       Transfer to CTG 401(K) Plan                            2,362
03/26/99       Transfer to CTG Employee Stock Purchase Plan          12,794
04/02/99       Transfer to CTG 401(K) Plan                            2,244
04/19/99       Transfer to CTG 401(K) Plan                            2,894
04/28/99       Transfer to Stock Option Plan                          8,250

Item 4.  Purpose of Transaction.

         Item 4 is hereby amended and restated as follows:

         This Amendment No. 4 updates the status of the aggregate shareholdings of the Trust. As of May 10, 1999 the Trust owned a total of 4,355,902 shares equaling approximately 20.86% of the Issuer's total shares outstanding. This amount represents a decrease of 180,635 shares from the total number of 4,536,537 shares owned as of the date of Amendment No. 3 and a decrease in percentage owned to approximately 20.86% from approximately 21.86% as of the date of Amendment No. 3. The Trust engaged in the transactions described herein for the purpose of supplying shares to various Issuer equity based employee benefit plans.

         The Issuer has advised the Trustee that the Trust was created to foster employee ownership in the Issuer with an intent to motivate employees and thus to enhance the Issuer's long-term performance, thereby benefiting all stockholders of the Issuer. The Trust may in the future acquire additional securities of the Issuer in open market or privately negotiated transactions, and it may dispose of securities by transferring them to fund the Issuer's employee share benefit plans or by selling them in order to promote the purposes of the Trust.

         The Issuer has further advised the Trustee that the Issuer is aware that the creation of the Trust and the purchase of shares of Common Stock by the Trust may have certain anti-takeover effects. The Trust Agreement provides that the Trustee, in his sole discretion, shall vote or abstain from voting, all common stock of the Issuer held by the Trust, and shall tender or exchange, or refrain from tendering or exchanging common stock of the Issuer held in the Trust in any tender offer or exchange offer relating to shares of the Issuer's stock. The Trust Agreement also provides that in exercising such rights, the Trustee agrees to consider in connection with such decisions not only the direct financial impact on the Trust fund, but also the potential effects, direct or indirect, upon participants in the Issuer's employee benefit plans served by the Trust and the Issuer's current and former employees. In connection with such deliberations, the Trustee shall undertake, to the extent possible, to obtain information as to how shares of the Issuer's stock previously held in the Trust and currently held by such plans will be voted, tendered or exchanged. Further, the Trustee agrees to consult with the Board of Directors and the Operating Committee of the Issuer to obtain their assessment of the effects exercising such rights will have on the Issuer. The Trust Agreement provides that the Trustee shall not be held to be in breach of any fiduciary duty for any consideration given to the preceding factors, or such other factors as the Trustee in his reasonable judgment determine should be considered. The Trust Agreement also provides that except as required by law or court order, the Trustee shall maintain confidential all information regarding the manner of voting or tendering of common stock held by the Trust. The foregoing is merely a summary of certain provision of the Trust Agreement and is qualified in its entirety by reference to the Trust Agreement, a copy of which was previously filed as Exhibit A to the Statement.

         The Issuer has advised the Trustee of the following potential anti-takeover effects of the Trust. Under the New York Business Corporation Law, a merger generally requires the affirmative vote of two-thirds of the outstanding shares of the Issuer. The transfer of shares of Common Stock to the Trust may thus make it more difficult for an acquiror to obtain an affirmative merger vote without the support of the Trustee. Section 912 of the New York Business Corporation Law provides that, unless the approval of a "business combination" is received from the Board of Directors of a "resident domestic corporation" (an "RDC"), such as the Issuer, by a potential acquiror prior to such acquiror gaining beneficial ownership of 20% of the outstanding voting stock of the RDC, or unless the Board of Directors has approved the stock acquisition that caused the acquiror to pass the 20% threshold, the unapproved shareholder will be prohibited for a minimum of five years from the date of crossing the 20% threshold from engaging in a "business combination" with the RDC unless certain "formula" price provisions are met. The term "business combination" is broadly defined to include not only mergers and consolidations but also self-dealing transactions between the unapproved shareholder and the RDC, such as certain sales or purchases of assets over specified thresholds and obtaining the benefit (other than proportionately as a shareholder) of any loans, advances or other financial assistance provided by the RDC. At the end of the five year period, the unapproved shareholder is permitted to effect a "business combination" with the RDC only if such "business combination" is approved by a majority of the shares of the RDC not held by the unapproved shareholder.

         Alternatively, the unapproved shareholder may effect a "business combination" provided it meets the two thirds voting approval requirement and pays all remaining shareholders of the RDC a price equal to a "formula" price designed to assure that all shareholders of the RDC receive at least the highest price paid for the RDC's shares by the unapproved shareholder within the previous five years.

         The Trust holds approximately 20.86% of the Company's outstanding shares of Common Stock. Thus, a potential acquiror who has not received Board approval may find it more difficult to obtain the requisite shareholder approval for a "business combination" unless it is able to induce the Trustee to support its proposal.

         The Issuer's Certificate of Incorporation and by-laws (the "Organizational Documents") provide, among other things, that the Issuer shall maintain a classified Board of Directors. The Organizational Documents also provide that shareholders may adopt, alter, amend or repeal provisions of the Organizational Documents only by 66 2/3% of the voting power of the outstanding voting stock, voting together as a single class. Accordingly, a potential acquiror would find it more difficult to obtain the necessary shareholder approval in order to change provisions of the Organizational Documents that might facilitate a change in control of the Issuer unless it was able to induce the Trustee to support its proposals.

         The foregoing discussions of the New York Business Corporation Law and of the Organizational Documents are merely brief summaries of certain provisions that the Issuer believes may be relevant to the anti-takeover effects of the Trust, do not purport to provide complete or definitive statements of such law or of the Organizational Documents, and are qualified in their entirety by reference to such law and the Organizational Documents for their actual terms.

         Except as described above and in the Trust Agreement, neither the Trust nor the Trustee have any plans or proposals that relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any material change in the present capitalization or dividend policy of the Issuer;

         (e) Any other material change in the Issuer's business or corporate structure;

         (f)   Changes  in  the   Issuer's   charter,   bylaws  or   instruments
corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

         (g) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (h) A class of equity securities of the Issuer becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (i) Any action similar to any of those enumerated above.

         Item 5 is hereby amended and restated as follows:

Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended and restated as follows:

         The Trust beneficially owns 4,335,902 shares as to which it may be deemed to have sole voting power and shared dispositive power. The Shares constitute 20.86% of the outstanding Common Stock. The Shares are held by the Trust and will be released by the Trust to the Issuer's share benefit plans served by the Trust (the "Plans") as the Trust repays the Notes and as the Compensation Committee of the Issuer's Board of Directors directs the Trustee, all as provided in the Trust Agreement. The Shares are pledged to the Issuer as collateral security for the Notes pursuant to the terms of a Pledge Agreement with the Issuer (the "Pledge Agreement"). The Issuer has advised the Trustee that the Issuer's contributions to the Plans will be decreased by the value of the shares allocated to the Plans from the Trust.

         For a discussion of the Trustee's powers with respect to voting or tendering the Common Stock held by the Trust, see Item 4, above. For a discussion of the transactions by which the Trust acquired the Shares, see Item 3, above.

Item 7.  Material to be filed as Exhibits.

         Item 7 is hereby amended and restated as follows:

         (A) Trust Agreement, effective May 3, 1994, between Computer Task Group, Incorporated and Thomas R. Beecher, Jr., as trustee for the Computer Task Group, Incorporated Stock Employee Compensation Trust - Previously filed.

         (B) Pledge Agreement, dated May 3, 1994, between Thomas R. Beecher, Jr., as Trustee of the Computer Task Group, Incorporated Stock Employee Compensation Trust and Computer Task Group, Incorporated - Previously filed.

         (C) Promissory Note, dated May 3, 1994, issued to Computer Task Group, Incorporated by Thomas R. Beecher, Jr., as Trustee for the Computer Task Group, Incorporated Stock Employee Compensation Trust - Previously filed.

         (D) Agreement of Representation and Indemnity, dated, May 3, 1994, between Computer Task Group, Incorporated and Thomas R. Beecher, Jr., - Previously filed.

         (E) Promissory Note, dated December 7, 1994, issued to Computer Task Group, Incorporated by Thomas R. Beecher, Jr., as Trustee for the Computer Task Group, Incorporated Stock Employee Compensation Trust - Previously filed.

         (F) Promissory Note, dated March 21, 1997, issued to Computer Task Group, Incorporated by Thomas R. Beecher, Jr., as Trustee for the Computer Task Group, Incorporated Stock Employee Compensation
                  Trust - Previously filed.

         (G) Promissory Note, dated October 29, 1997, issued to Computer Task Group, Incorporated by Thomas R. Beecher, Jr., as Trustee for the Computer Task Group, Incorporated Stock Employee Compensation Trust - Previously filed

                                    Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 18, 1999                    Computer Task Group, Incorporated
                                        Stock Employee Compensation Trust


                                     By:  /s/ Thomas R. Beecher, Jr.
                                          -------------------------------------
                                          Thomas R. Beecher, Jr., Trustee of the
                                          Computer Task Group, Incorporated
                                          Stock Employee Compensation Trust

                                Index to Exhibits


                                                                                       Page
(A)      Trust  Agreement,  effective May 3, 1994,  between Computer Task Group,
         Incorporated  and Thomas R.  Beecher,  Jr., as trustee for the Computer
         Task Group, Incorporated Stock Employee Compensation Trust - Previously
         filed.                                                                         *

(B)      Pledge Agreement, dated May 3, 1994, between Thomas R. Beecher, Jr., as
         Trustee  of  the  Computer  Task  Group,  Incorporated  Stock  Employee
         Compensation  Trust and Computer Task Group,  Incorporated - Previously
         filed.                                                                         *

(C)      Promissory  Note,  dated May 3, 1994,  issued to  Computer  Task Group,
         Incorporated  by Thomas R.  Beecher,  Jr., as Trustee for the  Computer
         Task Group, Incorporated Stock Employee Compensation Trust - Previously
         filed.                                                                         *


(D)      Agreement of Representation and Indemnity,  dated, May 3, 1994, between
         Computer  Task  Group,  Incorporated  and  Thomas R.  Beecher,  Jr..  -
         Previously filed.                                                              *

(E)      Promissory Note, dated December 7, 1994, issued to Computer Task Group,
         Incorporated  by Thomas R.  Beecher,  Jr., as Trustee for the  Computer
         Task Group, Incorporated Stock Employee Compensation Trust - Previously
         filed.                                                                        **

(F)      Promissory Note,  dated March 21, 1997,  issued to Computer Task Group,
         Incorporated  by Thomas R.  Beecher,  Jr., as Trustee for the  Computer
         Task Group, Incorporated Stock Employee Compensation Trust.                  ***

(G)      Promissory Note, dated October 29, 1997, issued to Computer Task Group,
         Incorporated by Thomas R. Beecher, Jr. as Trustee for the Computer Task
         Group,  Incorporated  Stock  Employee  Compensation  Trust - Previously
         filed.                                                                      ****


*        Filed as an Exhibit to original Schedule 13D dated May 3, 1994

**       Filed as an Exhibit to Schedule 13D dated December 7, 1994

***      Filed as an Exhibit to Schedule 13D dated March 21, 1997

****     Filed as an Exhibit to Schedule 13D dated October 29, 1997